Filed by Independence Realty Trust, Inc.

pursuant to Rule 425 under the Securities Act of 1933,

as amended, and deemed filed pursuant to Rule 14a-6

under the Securities Exchange Act of 1934, as amended

Subject Company: Steadfast Apartment REIT, Inc.

Commission File No.: 333-258871

October 27, 2021

Independence Realty Trust Announces Third Quarter 2021 Financial Results & Updates Full Year 2021 Guidance

PHILADELPHIA – (BUSINESS WIRE) – October 27, 2021 — Independence Realty Trust, Inc. (“IRT”) (NYSE: IRT), a multifamily apartment REIT, today announced its third quarter 2021 financial results.

Third Quarter Highlights

•

On July 26, 2021, IRT announced that it reached a definitive agreement to merge with Steadfast Apartment REIT, Inc. (“STAR”), creating a leading multifamily REIT focused on the high-growth U.S. Sunbelt region. The transaction is expected to close in mid-December 2021, following a stockholder vote scheduled for December 13, 2021, and we are on track to deliver the $28 million in annual synergies and immediate 11% accretion to Core Funds from Operations.

•

Net income available to common shares of $11.5 million for the quarter ended September 30, 2021 compared to $1.1 million for the quarter ended September 30, 2020.  Earnings per diluted share of $0.11 for the quarter ended September 30, 2021 compared to $0.01 for the quarter ended September 30, 2020.

•	Same store net operating income (“NOI”) growth of 14.7% for the quarter ended September 30, 2021 compared to the quarter ended September 30, 2020.

•

Core Funds from Operations (“CFFO”) of $22.7 million for the quarter ended September 30, 2021 compared to $18.2 million for the quarter ended September 30, 2020. CFFO per share was $0.21 for the third quarter of 2021, as compared to $0.19 for the third quarter of 2020.

•	Adjusted EBITDA of $31.4 million for the quarter ended September 30, 2021 compared to $27.1 million for the quarter ended September 30, 2020.

•	Increased full year 2021 same store NOI guidance to a midpoint of 10.25% and full year 2021 CFFO guidance to a midpoint of $0.81 per share.

Included later in this press release are definitions of NOI, CFFO, Adjusted EBITDA and other Non-GAAP financial measures and reconciliations of such measures to their most comparable financial measures as calculated and presented in accordance with GAAP.

Management Commentary

“The combination of favorable macro trends across our core markets and the execution of our growth initiatives continues to yield impressive returns,” said Scott Schaeffer, Chairman and CEO of IRT. “We delivered a 14.7% year-over-year increase in third quarter same store NOI, with our occupancy rate up 220 basis points to 96% and our average rental rate increasing 7.3% on a year-over-year basis. As we look forward, our ability to maintain occupancy, drive rental rates, and advance our value add program gives us confidence that we can continue to unlock value within our portfolio. We are also focused on the integration of the planned merger with STAR and are excited about the growth potential of our combined business.”

Same Store Property Operating Results

	Third Quarter 2021 Compared to Third Quarter 2020(1)	Nine Months Ended 9/30/21 Compared to Nine Months Ended 9/30/20
Rental and other property revenue	9.4% increase	7.8% increase
Property operating expenses	1.7% increase	4.4% increase
Net operating income (“NOI”)	14.7% increase	10.1% increase
Portfolio average occupancy	220 bps increase to 96.0%	270 bps increase to 95.6%
Portfolio average rental rate	7.3% increase to $1,227	4.6% increase to $1,190

NOI Margin	290 bps increase to 62.2%	130 bps increase to 61.7%

(1)	Same store portfolio for the three months ended September 30, 2021 includes 47 properties, which represent 12,838 units.

Same Store Property Operating Results, Excluding Value Add

The same store portfolio results below exclude 13 communities that are both part of the same store portfolio and were actively undergoing Value Add renovations during the three months ended September 30, 2021.

	Third Quarter 2021 Compared to Third Quarter 2020(1)	Nine Months Ended 9/30/21 Compared to Nine Months Ended 9/30/20(1)
Rental and other property revenue	8.3% increase	6.1% increase
Property operating expenses	1.6% increase	4.5% increase
Net operating income (“NOI”)	12.8% increase	7.1% increase
Portfolio average occupancy	230 bps increase to 96.4%	250 bps increase to 96.1%
Portfolio average rental rate	6.3% increase to $1,219	3.3% increase to $1,186
NOI Margin	250 bps increase to 61.6%	60 bps increase to 61.5%

(1)	Same store portfolio, excluding value add, for the three months ended September 30, 2021 includes 34 properties, which represent 8,908 units.

COVID-19 Metrics (1)(2)

Rent collections	3Q 2021	3Q 2020	2Q 2021
Rent collected for the period presented, as a percentage of rent billed (3)	98.4%	99.7%	99.4%

(1)	Dollar amounts in thousands. All metrics presented are for our total portfolio in the period presented.
(2)	All metrics are based on our internal data, which management uses to monitor property performance on a daily or weekly basis.
(3)

Rent collected as a percentage of rent billed includes rent deferred under any deferred payment plans that may have been offered in the period presented. Deferred payment plans were offered to residents in 2020 and early 2021 to allow residents to defer a portion of their monthly rent for one or more months or to repay over time past-due rent which was unpaid due to a COVID-related financial hardship. As of September 30, 2021, there were no active deferred payment plans outstanding.

As a result of the COVID-19 pandemic, we recorded a provision for bad debts of $122,000 in the third quarter of 2021. The table below presents additional details on the components of bad debt:

Components of Bad Debt (1)	3Q 2021		3Q 2020		2Q 2021
	Amount	Percentage	Amount	Percentage	Amount	Percentage
Charge-offs, net	$534	0.9%	$260	0.5%	$512	0.9%
Provision for bad debt	$122	0.2%	$80	0.1%	$78	0.1%
Net bad debt	$656	1.1%	$340	0.6%	$590	1.0%

(1)

Dollar amounts are in thousands and percentages are as a percentage of total rental and other property income. Bad debt is recorded as a reduction to rental and other property revenue in our consolidated statements of operations.

Operating statistics	October 2021	October 2020	3Q 2021
Rent collected for the period presented, as a percentage of rent billed (1)	95.9%	99.5%	98.4%
Total portfolio average occupancy	96.2%	94.9%	96.1%
Total portfolio average effective monthly rent per unit	$1,217	$1,120	$1,212
Resident retention rate	52.7%	47.5%	60.3%

(1)	Rent collected as a percentage of rent billed includes rent deferred under any deferred payment plans that may have been offered in the period presented.

Lease-Over-Lease Effective Rent Growth (1)

The table below depicts lease-over-lease effective rent growth for all new and renewal leases entered into during the respective periods for the 47-property same store portfolio.

Lease Type	3Q 2021	4Q 2021(2)
New Leases	19.8%	24.1%
Renewal Leases	5.0%	9.4%
Total	10.5%	14.2%

(1)

Lease-over-lease effective rent growth represents the change in effective monthly rent, as adjusted for concessions, for each unit that had a prior lease and current lease that are for a term of 9-13 months.

(2)	For new leases and renewals commencing during 4Q 2021 that were signed as of October 25, 2021.

Value Add Program

We completed renovations on 330 units during the quarter ended September 30, 2021. From inception of our value add program in January 2018 through September 30, 2021, we completed renovations on 4,419 units, achieving a return on investment of 17.6% (19.8% on interior renovation costs) and an average monthly rental increase of 19.3%.

In addition, we announced that five new properties have been added to our value add program with renovations expected to begin in 2022. The five properties are comprised of 1,295 units and we expect to achieve returns on investment at these properties consistent with prior value add projects.

Capital Recycling

In the third quarter of 2021, we continued our capital recycling activity in support of our ongoing initiative to establish and grow our presence in markets where we see long-term growth opportunities and reevaluate those that may not be attractive long-term investments.

Acquisitions/Joint Venture:

•

Joint Venture in Nashville, TN: On September 3, 2021, we closed on a joint venture for the development of three communities totaling 504-units with our JV partner that is managing construction and is expected be completed in the first half of 2022. IRT’s investment is expected to total $14.4 million.

Dispositions/Property Held for Sale:

•	Kings Landing in St. Louis, MO: We sold this property on July 28, 2021 and recognized a gain on disposition of $11.5 million.
•

Plan to dispose of six assets: In connection with our merger with Steadfast Apartment REIT, we plan to sell Crestmont (228 units) and Creekside Corners (444 units) in Georgia, Riverchase (216 units) in Indiana, Haverford Place (160 units) in Kentucky, and Heritage Park (453 units) and Raindance (504 units) in Oklahoma. Proceeds from these sales will be used to repay debt of the combined company.

Capital Expenditures

For the three months ended September 30, 2021, recurring capital expenditures for the total portfolio were $1.9 million, or $118 per unit. For the nine months ended September 30, 2021, recurring capital expenditures for the total portfolio were $4.8 million, or $307 per unit.

Distributions

On September 13, 2020, our Board of Directors declared a quarterly cash dividend of $0.12 per share of our common stock, which was paid on October 22, 2021 to stockholders of record at the close of business on October 1, 2021.

2021 EPS and CFFO Guidance

Given portfolio performance during the quarter ended September 30, 2021, IRT is updating its 2021 full year EPS and CFFO guidance.

	Previous Guidance		Current Guidance
2021 Full Year EPS and CFFO Guidance (1)(2)	Low	High	Low	High
Earnings (loss) per share	$0.09	$0.11	$0.18	$0.23
Adjustments:
Depreciation and amortization	0.67	0.67	0.65	0.65
Gains on sale of real estate assets (3)	0.00	0.00	(0.83)	(0.86)
Merger and integration costs (4)	0.00	0.00	0.80	0.80
Core FFO per share allocated to common shareholders	$0.76	$0.78	$0.80	$0.82

(1)

This guidance, including the underlying assumptions presented in the table below, constitutes forward-looking information. Actual full year 2021 EPS and CFFO could vary significantly from the projections presented. See “Forward-Looking Statements” below. Our guidance is based on the key guidance assumptions detailed below.

(2)	Per share guidance is based on 105.0 million weighted average shares and units outstanding, which excludes the impact of shares issued in conjunction with the STAR merger.
(3)	Current guidance for gains on sale of real estate assets assumes the sale of Kings Landing plus two of the properties identified as held for sale as of September 30, 2021.
(4)

Merger and integration costs incurred to date primarily consist of advisory fees, attorney fees, accountant fees, and SEC filing fees related to our merger with Steadfast Apartment REIT. We expect additional such merger and integration costs to be incurred during 4Q 2021 in addition to severance and debt prepayment penalty related costs that are expected in conjunction with the closing of the merger.

2021 Guidance Assumptions

Our key guidance assumptions for 2021 are enumerated below and our guidance does not give effect to the announced merger between us and Steadfast Apartment REIT, Inc. (“STAR”), merger-related transaction expenses or any equity offerings. We expect the merger with STAR to close in mid-December and, therefore, the impact to our full year 2021 guidance is not expected to be significant.

Same Store Communities	Previous 2021 Outlook	Current 2021 Outlook
Number of properties/units	53 properties / 14,843 units	47 properties / 12,838 units (5)
Property revenue growth	5.25% to 6.0%	7.25% to 7.75%
Controllable property operating expense growth	2.5% to 3.0%	4.0% to 4.5%
Real estate tax and insurance expense increase	4.0% to 5.0%	0.0% to 1.0%
Total real estate operating expense growth	3.0% to 4.0%	2.5% to 3.0%
Property NOI growth	6.5% to 7.5%	9.75% to 10.75%

Corporate Expenses (including stock compensation)
General and administrative expenses	$17.0 to $18.0 million	$18.0 to $18.5 million
Property management expenses	$8.25 to $8.75 million	$8.25 to $8.75 million

Interest expense (including amortization of deferred financing costs)	$34.0 to $35.0 million	$34.0 to $34.5 million

Transaction/Investment Volume
Acquisition volume	$100 million to $200 million	No additional acquisitions (6)
Disposition volume	$40 million to $100 million	$170 million to $180 million (6)

Capital Expenditures
Recurring	$7.0 to $7.5 million	$6.5 to $7.0 million
Value add & non-recurring	$28.5 to $32.5 million	$28.0 to $30.0 million

(5)	Number of same store communities reduced for the six assets held for sale as of September 30, 2021.
(6)

Current 2021 outlook for acquisition volume excludes the STAR merger while disposition volume includes the Kings Landing sale and assumes two of the properties identified as held for sale as of September 30, 2021 are also sold during 2021.

Selected Financial Information

See the schedules at the end of this earnings release for selected financial information for IRT.

Non-GAAP Financial Measures and Definitions

We disclose the following non-GAAP financial measures in this earnings release: FFO, CFFO, NOI and Adjusted EBITDA. Included at the end of this release are definitions of these non-GAAP financial measures and a reconciliation of our reported net income to our FFO and CFFO, a reconciliation of our same store NOI to our reported net income, a reconciliation of our reported net income to our Adjusted EBITDA, and management’s rationales for the usefulness of each of these and other non-GAAP financial measures used in this release.

Conference Call

All interested parties can listen to the live conference call webcast at 9:00 AM ET on Thursday, October 28, 2021 from the investor relations section of the IRT website at www.irtliving.com or by dialing 1.833.789.1330. For those who are not available to listen to the live call, the replay will be available shortly following the live call from the investor relations section of IRT’s website and telephonically until Thursday, November 4, 2021 by dialing 1.800.585.8367, access code 7818225.

Supplemental Information

We produce supplemental information that includes details regarding the performance of the portfolio, financial information, non-GAAP financial measures, same store information and other useful information for investors. The supplemental information is available via our website, www.irtliving.com, through the "Investor Relations" section.

About Independence Realty Trust, Inc.

Independence Realty Trust, Inc. (NYSE: IRT) is a real estate investment trust that owns and operates multifamily apartment properties across non-gateway U.S. markets, including Atlanta, Dallas, Louisville, Memphis, Raleigh and Tampa. IRT’s investment strategy is focused on gaining scale within key amenity rich submarkets that offer good school districts, high-quality retail and major employment centers. IRT aims to provide stockholders attractive risk-adjusted returns through diligent portfolio management, strong operational performance, and a consistent return on capital through distributions and capital appreciation. More information may be found on IRT’s website at www.irtliving.com.

Forward-Looking Statements

This press release contains certain forward-looking statements within the meaning of Section 27A of the Securities Act of 1933, as amended, and Section 21E of the Securities Exchange Act of 1934, as amended. Such forward-looking statements can generally be identified by our use of forward-looking terminology such as “will,” “strategy,” “expects,” “seeks,” “believes,” “potential,” or other similar words. These forward-looking statements include, without limitation, our expectations with respect to our 2021 earnings and CFFO, capital allocations, including as to the timing and amount of future dividends, and anticipated benefits of our announced merger transaction with Steadfast Apartment REIT, Inc. (“STAR”). Such forward-looking statements involve risks, uncertainties, estimates and assumptions and our actual results may differ materially from the expectations, intentions, beliefs, plans or predictions of the future expressed or implied by such forward-looking statements. These forward-looking statements are based upon the current beliefs and expectations of our management and are inherently subject to significant business, economic and competitive uncertainties and contingencies, many of which are difficult to predict and not within our control. In addition, these forward-looking statements are subject to assumptions with respect to future business strategies and decisions that are subject to change. Risks and uncertainties that might cause our future actual results and/or future dividends to differ materially from those expressed or implied by forward-looking statements include, but are not limited to: risks related to the impact of COVID-19 and other potential future outbreaks of infectious diseases on our financial condition, results of operations, cash flows and performance and those of our residents as well as on the economy and real estate and financial markets; changes in market demand for rental apartment homes and pricing pressures, including from competitors, that could limit our ability to lease units or increase rents or that could lead to declines in occupancy and rent levels; uncertainty and volatility in capital and credit markets, including changes that reduce availability, and increase costs, of capital; inability of tenants to meet their rent and other lease obligations and charge-offs in excess of our allowance for bad debt; legislative restrictions that may delay or limit collections of past due rents; risks endemic to real estate and the real estate industry generally; impairment charges; the effects of natural and other disasters; delays in completing, and cost overruns incurred in connection with, our value add initiatives and failure to achieve projected rent increases and occupancy levels on account of the initiatives; the structure, timing and completion of our announced merger transaction with STAR and any effects of the announcement, pendency or completion of the merger, including failure to realize the cost savings, synergies and other benefits expected to result from the merger; the ability to successfully integrate the IRT and STAR businesses; the occurrence of any event, change or other circumstances that could give rise to the termination of the merger agreement, including failure to receive required stockholder approvals; the risk that the parties may not be able to satisfy the conditions to the merger in a timely manner or at all; risks related to disruption of management time from ongoing business operations due to the announced merger transaction; the risk that the merger and its announcement could have an adverse effect on our ability to retain and hire key personnel and maintain relationships with our customers and suppliers, and on our operating results and businesses generally; unexpected costs of REIT qualification compliance; unexpected changes in our intention or ability to repay certain debt prior to maturity; inability to sell certain assets within the time frames or at the pricing levels expected; costs and disruptions as the result of a cybersecurity incident or other technology disruption; and share price fluctuations. Please refer to the documents filed by us with the SEC, including specifically the “Risk Factors” sections of our Annual Report on Form 10-K for the year ended December 31, 2020, our subsequently filed quarterly reports on Form 10-Q and our other filings with the SEC, which identify additional factors that could cause actual results to differ from those contained in forward-looking statements. We undertake no obligation to update these forward-looking statements to reflect events or circumstances after the date hereof or to reflect the occurrence of unanticipated events, except as may be required by law. In addition, the declaration of dividends on our common stock is subject to the discretion of our Board of Directors and depends upon a broad range of factors, including our results of operations, financial condition, capital requirements, the annual distribution requirements under the REIT provisions of the Internal Revenue Code of 1986, as amended, applicable legal requirements and such other factors as our Board of Directors may from time to time deem relevant. For these reasons, as well as others, there can be no assurance that dividends in the future will be equal or similar to the amount of the quarterly dividend described in this press release.

Additional Information and Where to Find It

In connection with its announced merger transaction with STAR, IRT filed with the SEC a registration statement on Form S-4 to register the shares of IRT Common Stock to be issued in connection with the proposed merger transaction.  The registration statement was declared effective by the SEC on September 29, 2021, and includes a joint proxy statement/prospectus which was sent to the stockholders of IRT and the stockholders of STAR. INVESTORS AND SECURITY HOLDERS OF IRT AND STAR ARE URGED TO READ THE JOINT PROXY STATEMENT/PROSPECTUS AND OTHER RELEVANT DOCUMENTS FILED WITH THE SEC BECAUSE THEY CONTAIN IMPORTANT INFORMATION. Investors and security holders are able to obtain free copies of these documents and other documents filed with the SEC by IRT and/or STAR through the website maintained by the SEC at http://www.sec.gov. Copies of the documents filed with the SEC by IRT are available free of charge on IRT’s internet website at http://www.irtliving.com or by contacting IRT’s Investor Relations Department by email at IRT@edelman.com or by phone at +1-917-365-7979.

Copies of the documents filed with the SEC by STAR are available free of charge on STAR’s internet website at http://www.steadfastliving.com or by contacting STAR’s Investor Relations Department by phone at +1-888-223-9951.

Participants in Solicitation

IRT, STAR, their respective directors and certain of their respective executive officers may be considered participants in the solicitation of proxies in connection with the announced merger transaction. Information about the directors and executive officers of IRT is set forth in its Annual Report on Form 10-K for the year ended December 31, 2020, which was filed with the SEC on February 18, 2021, and its proxy statement for its 2021 annual meeting of stockholders, which was filed with the SEC on March 29, 2021. Information about the directors and executive officers of STAR is set forth in its Annual Report on Form 10-K for the year ended December 31, 2020, which was filed with the SEC on March 12, 2021, and in its proxy statement for its 2021 annual meeting of stockholders, which was filed with the SEC on June 14, 2021. These documents can be obtained free of charge from the sources indicated above. Additional information regarding the participants in the proxy solicitations and a description of their direct and indirect interests, by security holdings or otherwise, is contained in the joint proxy statement/prospectus and other relevant materials filed with the SEC.

No Offer or Solicitation

This communication shall not constitute an offer to sell or the solicitation of an offer to buy any securities, nor shall there be any sale of securities in any jurisdiction in which such offer, solicitation or sale would be unlawful prior to registration or qualification under the securities laws of any such jurisdiction.  No offering of securities shall be made except by means of a prospectus meeting the requirements of Section 10 of the Securities Act.

Independence Realty Trust, Inc. Contact

Edelman Financial Communications & Capital Markets

Ted McHugh and Lauren Torres

917-365-7979

IRT@edelman.com

Schedule I

Independence Realty Trust, Inc.

Selected Financial Information

(Dollars in thousands, except share and per share amounts)

(unaudited)

For the Three Months Ended
September 30, 2021	June 30, 2021	March 31, 2021	December 31, 2020	September 30, 2020
Selected Financial Information:
Operating Statistics:
Net income available to common shares	$11,502	$3,386	$1,086	$13,261	$1,090
Earnings (loss) per share -- diluted	$0.11	0.03	$0.01	$0.14	$0.01
Rental and other property revenue	$60,592	$57,286	$54,811	$53,923	$54,001
Property operating expenses	$23,164	$22,298	$20,838	$20,138	$22,129
Net operating income	$37,428	$34,988	$33,973	$33,785	$31,872
NOI margin	61.8%	61.1%	62.0%	62.7%	59.0%
Adjusted EBITDA	$31,432	$28,729	$26,389	$28,534	$27,081
CORE FFO per share (c)	$0.21	$0.20	$0.18	$0.22	$0.20
Dividends per share	$0.12	$0.12	$0.12	$0.12	$0.12
CORE FFO payout ratio	57.1%	60.0%	66.7%	54.5%	60.0%
Portfolio Data:
Total gross assets	$2,114,743	$2,133,021	$1,970,979	$1,962,895	$1,920,513
Total number of properties	57	58	56	56	58
Total units	16,109	16,261	15,667	15,667	15,805
Period end occupancy	96.0%	95.6%	95.5%	95.3%	94.4%
Total portfolio average occupancy	96.1%	95.9%	95.4%	95.0%	94.1%
Total portfolio average effective monthly rent, per unit	$1,212	$1,171	$1,142	$1,136	$1,118
Same store period end occupancy (a)	95.8%	95.4%	95.2%	95.1%	94.1%
Same store portfolio average occupancy (a)	96.0%	95.9%	95.1%	94.8%	93.8%
Same store portfolio average effective monthly rent, per unit (a)	$1,227	$1,183	$1,161	$1,154	$1,143
Capitalization:
Total debt (d)	$996,270	$1,036,841	$947,631	$945,686	$1,004,237
Common share price, period end	$20.35	$18.23	$15.20	$13.43	$11.59
Market equity capitalization	$2,150,162	$1,926,218	$1,561,165	$1,376,283	$1,107,144
Total market capitalization	$3,146,432	$2,963,059	$2,508,796	$2,321,969	$2,111,381
Total debt/total gross assets	47.1%	48.6%	48.1%	48.2%	52.4%
Net debt to Adjusted EBITDA (pro forma) (b)	8.2	x	8.5	x	8.2	x	8.2	x	9.1x
Interest coverage	3.6	x	3.4	x	3.1	x	3.2	x	3.0	x
Common shares and OP Units:
Shares outstanding	105,106,714	105,109,649	102,033,733	101,803,762	94,823,806
OP units outstanding	552,360	552,360	674,515	674,517	701,986
Common shares and OP units outstanding	105,659,074	105,662,009	102,708,248	102,478,278	95,525,792
Weighted average common shares and units	107,094,044	102,584,809	102,353,380	95,529,788	95,227,176
(a)	Same store portfolio consists of 47 properties, which represent 12,838 units.
(b)

Reflects pro forma net debt to Adjusted EBITDA for each period presented, which includes adjustments for the timing of acquisitions, the full quarter effect of current value add initiatives, the completion of capital recycling activities including paydown of associated indebtedness, and the normalization of items impacting quarterly EBITDA. Actual net debt to Adjusted EBITDA for the five quarters ended September 30, 2021 was 8.0x, 9.1x, 8.9x, 8.3x, and 9.3x, respectively.

(c)	Reflects adjustment to prior periods to conform to our current definition of CFFO. See our definition of CFFO for additional discussion.
(d)	Includes indebtedness associated with real estate held for sale

Schedule II

Independence Realty Trust, Inc.

Reconciliation of Net Income (loss) to

Funds From Operations and

Core Funds From Operations

(Dollars in thousands, except share and per share amounts)

(unaudited)

	For the Three Months Ended September 30,		For the Nine Months Ended September 30,
	2021	2020	2021	2020
Funds From Operations (FFO):
Net Income (loss)	$11,564	$1,092	$16,064	$1,517
Adjustments:
Real estate depreciation and amortization	17,263	15,155	50,418	45,036
Funds From Operations	$28,827	$18,087	$54,694	$48,393
FFO per share	$0.16	$0.19	$0.53	$0.51
Core Funds From Operations (CFFO):
Funds From Operations	$17,039	$18,087	$54,694	$48,393
Adjustments:
Other depreciation and amortization	121	77	281	225
Abandoned deal costs	—	—	—	130
Gain (loss) on mergers	5,276	—	5,276	—
Prepayment penalties on asset dispositions	295	—	295	—
Casualty losses	—	—	359	411
Core Funds From Operations	$22,731	$18,164	$60,905	$49,159
CFFO per share	$0.21	$0.19	$0.59	$0.52
Weighted-average shares and units outstanding	107,094,044	95,227,176	103,511,115	94,061,963

Schedule III

Independence Realty Trust, Inc.

Reconciliation of Same-Store Net Operating Income to Net Income (loss)

(Dollars in thousands)

(unaudited)

	For the Three-Months Ended (a)
	September 30, 2021	June 30, 2021	March 31, 2021	December 31, 2020	September 30, 2020
Reconciliation of same-store net operating income to net income (loss)
Same-store net operating income	$30,450	$28,862	$28,126	$28,370	$26,547
Non same-store net operating income	6,978	6,126	5,847	5,415	5,325
Other revenue	188	158	301	165	199
Property management expenses	(2,199)	(2,176)	(1,943)	(2,183)	(2,078)
General and administrative expenses	(3,985)	(4,241)	(5,942)	(3,233)	(2,912)
Depreciation and amortization expense	(17,384)	(16,763)	(16,552)	(15,396)	(15,232)
Interest expense	(8,700)	(8,559)	(8,385)	(8,872)	(8,917)
Gain (loss) on mergers	(5,276)	—	—	—	—
Casualty losses	—	—	(359)	(300)	—
Gain on sale (loss on impairment) of real estate assets, net	11,492	—	—	9,394	(1,840)
Net income (loss)	$11,564	$3,407	$1,093	$13,360	$1,092

(a)Same store portfolio includes 47 properties, which represent 12,838 units.

Schedule IV

Independence Realty Trust, Inc.

Reconciliation of Net Income (Loss) to Adjusted EBITDA

And Interest Coverage Ratio

(Dollars in thousands)

(unaudited)

	Three Months Ended
ADJUSTED EBITDA:	September 30, 2021		June 30, 2021		March 31, 2021		December 31, 2020		September 30, 2020
Net income (loss)	$11,564		$3,407		$1,093		$13,360		$1,092
Add-Back (Deduct):
Depreciation and amortization	17,384		16,763		16,552		15,396		15,232
Interest expense	8,700		8,559		8,385		8,872		8,917
Net loss on impairment (gain on sale) of real estate assets	(11,492)		—		—		(9,394)		1,840
Merger and integration costs	5,276		—		—		—		—
Casualty losses	—		—		359		300		—
Adjusted EBITDA	$31,432		$28,729		$26,389		$28,534		$27,081

INTEREST COST:
Interest expense	$8,700		$8,559		$8,385		$8,872		$8,917

INTEREST COVERAGE:	3.6	x	3.4	x	3.1	x	3.2	x	3.0	x

Schedule V

Independence Realty Trust, Inc.

Definitions

Average Effective Monthly Rent per Unit

Average effective rent per unit represents the average of gross rent amounts, divided by the average occupancy (in units) for the period presented. We believe average effective rent is a helpful measurement in evaluating average pricing. This metric, when presented, reflects the average effective rent per month.

Average Occupancy

Average occupancy represents the average occupied units for the reporting period divided by the average of total units available for rent for the reporting period.

EBITDA and Adjusted EBITDA

Each of EBITDA and Adjusted EBITDA is a non-GAAP financial measure. EBITDA is defined as net income before interest expense including amortization of deferred financing costs, income tax expense, and depreciation and amortization expenses. Adjusted EBITDA is EBITDA before certain other non-cash or non-operating gains or losses related to items such as asset sales, debt extinguishments and acquisition related debt extinguishment expenses, casualty losses, and abandoned deal costs. We consider each of EBITDA and Adjusted EBITDA to be an appropriate supplemental measure of performance because it eliminates interest, income taxes, depreciation and amortization, and other non-cash or non-operating gains and losses, which permits investors to view income from operations without these non-cash or non-operating items. Our calculation of Adjusted EBITDA differs from the methodology used for calculating Adjusted EBITDA by certain other REITs and, accordingly, our Adjusted EBITDA may not be comparable to Adjusted EBITDA reported by other REITs.

Funds From Operations (“FFO”) and Core Funds From Operations (“CFFO”)

We believe that FFO and Core FFO (“CFFO”), each of which is a non-GAAP financial measure, are additional appropriate measures of the operating performance of a REIT and us in particular. We compute FFO in accordance with the standards established by the National Association of Real Estate Investment Trusts (“NAREIT”), as net income or loss allocated to common shares (computed in accordance with GAAP), excluding real estate-related depreciation and amortization expense, gains or losses on sales of real estate and the cumulative effect of changes in accounting principles. While our calculation of FFO is in accordance with NAREIT’s definition, it may differ from the methodology for calculating FFO utilized by other REITs and, accordingly, may not be comparable to FFO computations of such other REITs.

We updated our definition of CFFO during Q1 2021 to the definition described below. All prior periods have been adjusted to conform to the current CFFO definition.

CFFO is a computation made by analysts and investors to measure a real estate company’s operating performance by removing the effect of items that do not reflect ongoing property operations, including depreciation and amortization of other items not included in FFO, and other non-cash or non-operating gains or losses related to items such as merger and integration costs, casualty losses, abandoned deal costs and debt extinguishment costs from the determination of FFO.

Our calculation of CFFO may differ from the methodology used for calculating CFFO by other REITs and, accordingly, our CFFO may not be comparable to CFFO reported by other REITs. Our management utilizes FFO and CFFO as measures of our operating performance, and believe they are also useful to investors, because they facilitate an understanding of our operating performance after adjustment for certain non-cash or non-recurring items that are required by GAAP to be expensed but may not necessarily be indicative of current operating performance and our operating performance between periods. Furthermore, although FFO, CFFO and other supplemental performance measures are defined in various ways throughout the REIT industry, we believe that FFO and CFFO may provide us and our investors with an additional useful measure to compare our financial performance to certain other REITs. Neither FFO nor CFFO is equivalent to net income or cash generated from operating activities determined in accordance with GAAP. Furthermore, FFO and CFFO do not represent amounts available for management’s discretionary use because of needed capital replacement or expansion, debt service obligations or other commitments or uncertainties. Accordingly, FFO and CFFO do not measure whether cash flow is sufficient to fund all of our cash needs, including principal amortization and capital improvements. Neither FFO nor CFFO should be considered as an alternative to net income or any other GAAP measurement as an indicator of our operating performance or as an alternative to cash flow from operating, investing, and financing activities as a measure of our liquidity.

Interest Coverage

Interest coverage is a ratio computed by dividing Adjusted EBITDA by interest expense.

Net Debt

Net debt, a non-GAAP financial measure, equals total debt less cash and cash equivalents. The following table provides a reconciliation of total debt to net debt (Dollars in thousands).

We present net debt because management believes it is a useful measure of our credit position and progress toward reducing leverage. The calculation is limited because we may not always be able to use cash to repay debt on a dollar for dollar basis.

	As of
	September 30, 2021	June 30, 2021	March 31, 2021	December 30, 2020	September 30, 2020
Total debt (a)	$1,018,729	$1,056,463	$947,631	$945,686	$1,004,237
Less: cash and cash equivalents	(8,720)	(7,566)	(8,653)	(8,751)	(9,891)
Total net debt	$1,010,009	$1,048,897	$938,978	$936,935	$994,346
(a)	Includes indebtedness associated with real estate held for sale.

Same Store Portfolio Net Operating Income

We believe that Net Operating Income (“NOI”), a non-GAAP financial measure, is a useful measure of our operating performance. We define NOI as total property revenues less total property operating expenses, excluding depreciation and amortization, casualty related costs, property management expenses, general administrative expenses, interest expense, and net gains on sale of assets.

Other REITs may use different methodologies for calculating NOI, and accordingly, our NOI may not be comparable to other REITs. We believe that this measure provides an operating perspective not immediately apparent from GAAP operating income or net income. We use NOI to evaluate our performance on a same store and non same store basis because NOI measures the core operations of property performance by excluding corporate level expenses and other items not related to property operating performance and captures trends in rental housing and property operating expenses. However, NOI should only be used as an alternative measure of our financial performance.

Same Store Properties and Same Store Portfolio

We review our same store portfolio at the beginning of each calendar year. Properties are added into the same store portfolio if they were owned at the beginning of the previous year. Properties that are held-for-sale or have been sold are excluded from the same store portfolio.

Total Gross Assets

Total Gross Assets equals total assets plus accumulated depreciation and accumulated amortization, including fully depreciated or amortized real estate and real estate related assets. The following table provides a reconciliation of total assets to total gross assets (Dollars in thousands).

	As of
	September 30, 2021	June 30, 2021	March 31, 2021	December 30, 2020	September 30, 2020
Total assets	$1,846,911	$1,875,122	$1,728,016	$1,734,897	$1,700,428
Plus: accumulated depreciation	247,563	237,684	223,187	208,618	200,258
Plus: accumulated amortization	20,269	20,215	19,776	19,380	19,827
Total gross assets	$2,114,743	$2,133,021	$1,970,979	$1,962,895	$1,920,513